UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-

16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.	Notice to shareholders, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on June 30, 2020, providing further information in regards to the issuance of new common shares and capital increase.

2.	Minutes of the board of directors meeting held on June 30, 2020, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on June 30, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: June 30, 2020

Item 1

Notice to shareholders, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on June 30, 2020, providing further information in regards to the issuance of new common shares and capital increase.

NATURA &CO HOLDING S.A.

Publicly-Held Company

CNPJ/ME No. 32.785.497/0001-97

NIRE 35.300.531.582

NOTICE TO SHAREHOLDERS

Conclusion of the Private Capital Increase and Communication on Capital Increase from Exercise of Options

NATURA &CO HOLDING S.A. (B3: NTCO3, NYSE: NTCO) (“Natura &Co” or “Company”), pursuant to Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporation Law”), and the rules set out by the Brazilian Securities Commission (“CVM”), specially CVM Ruling No. 358, of January 3, 2002, as amended, hereby informs its shareholders and the market in general that, in a meeting held on this date, the Company’s Board of Directors approved (a) the issuance of new common shares, without par value, carried out during the period from May 7, 2020 to June 30, 2020, deriving from the exercise of options for the purchase or subscription of common shares issued by the Company, by the Company’s management and employees, as well as by the management and employees of its subsidiaries, directly or indirectly, who are participants of the current long-term incentive plans (“LTI Plans”), as per article 6, second paragraph, of the Company’s Bylaws; (b) the approval of the Company’s capital increase, within the authorized capital limit, by private subscription, as approved at the Board of Directors’ Meeting held on May 7, 2020 (“Private Capital Increase”); and (iii) the amount of the Company’s new share capital, as a result of the above. Hence, the Company presents the information below related to the items above:

I. RESULT OF THE UNSUBSCRIBED SHARES’ AUCTION AND APPROVAL OF THE PRIVATE CAPITAL INCREASE

Further to the Material Fact and Notice to Shareholders disclosed on May 7, 2020 (“Material Fact and Notice to Shareholders of May 7”) and to the Notices to the Market disclosed on June 7 and 26, 2020 (“Notices to the Market”), the Company informs that, on June 30, 2020, a special auction was held at B3 S.A. – Brasil, Bolsa, Balcão, for the sale of the remaining unsubscribed shares on the Private Capital Increase, for the benefit of the Company, pursuant to article 171, seventh paragraph, “b”, in fine, of the Brazilian Corporation Law.

The remaining 152,910 (one hundred fifty two thousand, nine hundred and ten) unsubscribed shares were sold at the auction, at the price of R$ 39.31 (thirty nine Reais and thirty one cents) per share, totaling the amount of R$ 6,010.892.10 (six million, ten thousand, eight hundred and ninety two Reais and ten cents).

The Board of Directors approved the Private Capital Increase in the amount of R$2,000,000,000.00 (two billion Reais), within the authorized capital limit, by issuing, for private subscription, 62,500,000 (sixty-two million and five hundred thousand) common shares.

The additional amount of R$1,117,772.10 (one million, one hundred and seventeen thousand, seven hundred and seventy-two Reais and ten cents), obtained from the sale of the unsubscribed shares will be allocated to the formation of a capital reserve, in account of goodwill in the subscription of shares.

The subscribed shares will be credited on behalf of their subscribers until July 3, 2020. The beginning of trading of the new shares will occur on July 1, 2020.

Each holder exercising rights and acquiring shares in the Capital Increase will be deemed to have represented and agreed as follows:

1.       You (A) are not a U.S. person with the meaning of Rule 902 of the U.S. Securities Act of 1933, as amended (the “Securities Act”) or (A) are, and at the time of any exercise of the rights and/or acquisition of the shares will be, a “qualified institutional buyer” (a “QIB”) within the meaning of Rule 144A under the Securities Act.

2.       You understand and acknowledge that neither the rights nor any shares issuable upon exercise of the rights have been or will be registered under the Securities Act, and that they may not be offered, sold or exercised, directly or indirectly, in the United States, other than in accordance with paragraph 4 below.

3.       If you are a QIB, you are exercising the rights and acquiring the shares for our own account, or for the account of one or more other QIBs for which you are acting as duly authorized fiduciary or agent with sole investment discretion with respect to each such account and with full authority to make the acknowledgments, representations and agreements herein with respect to each such account, in each case for investment and not with a view to any resale or distribution of any such rights or of any shares issuable upon exercise of the rights.

4.       You understand and agree that, although offers and sales of the rights and shares are being made only to non-U.S. persons and QIBs, and that the rights may be exercised only by non-U.S. persons and QIBs, neither such offers and sales nor such exercises are being made under Rule 144A, that shares issuable upon exercise of the rights are not eligible for resale under Rule 144A, and that if in the future you or any such other QIB for which you are acting, as described in paragraph 3 above, or any other fiduciary or agent representing such investor decide to offer, sell, deliver, hypothecate or otherwise transfer any rights or shares issued upon the exercise of rights, you and it will do so only (i) pursuant to an effective registration statement under the Securities Act, (ii) outside the United States pursuant to Rule 903 or Rule 904 under Regulation S under the Securities Act in an “offshore transaction” (and not in a pre-arranged transaction resulting in the resale of such rights or shares into the United States) and, in each case, in accordance with any applicable securities laws of any state or territory of the United States and of any other jurisdiction or (iii) in the case of shares, in accordance with Rule 144 under the Securities Act.

5.       You understand that for so long as shares are “restricted securities” within the meaning of U.S. federal securities laws, no such shares may be deposited into any American depositary receipt facility established or maintained by a depositary bank, other than a restricted depositary receipt facility, and that such shares will not settle or trade through the facilities of Depositary Trust Company (DTC), the NYSE, or any other U.S. exchange or clearing system

II. Capital Increase from Exercise of Options FOR THE PURCHASE OR SUBSCRIPTION OF SHARES

In view of the limit of the authorized capital of the Company, as established on article 6 of the Company’s Bylaws, before the approval of the Private Capital Increase, the issuance, without preemptive rights, of 84,898 (eighty four thousand, eight hundred ninety eight) new nominative common shares, without par value, was approved, at the total price of R$ 1,245,543.62 (one million, two hundred forty-five thousand, five hundred forty-three Reais and sixty two cents), subscribed by the Company’s management and employees during the period of May 7, 2020 to June 30, 2020, deriving from the exercise of options for the purchase or subscription of common shares issued by the Company, by the Company’s management and employees, as well as by the management and employees of its subsidiaries, directly or indirectly, who are participants of the LTI Plans (“LTI Capital Increase”). The new shares shall be entitled to, in equal conditions of the shares currently issued, all its aspects and benefits, including dividends, interest on net equity and eventual capital compensations that may be distributed by the Company as of its date of issuance.

In accordance with article 5 of Exhibit 30-XXXII of CVM Ruling No. 480, of December 7, 2009, detailed information about the LTI Capital Increase is presented in the Exhibit to this Notice to Shareholders.

III. COMPANY’S NEW SHARE CAPITAL

As a result of (i) the LTI Capital Increase; and (ii) the approval of the Private Capital Increase, the share capital of the Company goes from R$4,920,684,227.99 (four billion, nine hundred and twenty million, six hundred and eighty-four thousand, two hundred and twenty-seven Reais and ninety-nine cents), represented by 1,188,807,771 (one billion, one hundred and eighty-eight million, eight hundred and seven thousand, seven hundred and seventy-one) common shares, all registered, book-entry and with no par value, to R$6,921,929,771.61 (six billion, nine hundred and twenty-one thousand, nine hundred and twenty-nine thousand, seven hundred and seventy-one Reais and sixty one cents), represented by 1,251,392,669 (one billion, two hundred and fifty-one million, three hundred and ninety-two thousand, six hundred and sixty-nine) common shares, all registered, book-entry and with no par value. The Board of Directors will submit to the Shareholders’ Meeting, in due course, the amendment of article 5 of the Bylaws, in order to update the statutory wording on the structure of the share capital.

Additional information can be obtained with Natura &Co’s Investor Relations Department, by phone +55 (11) 4389-9700 or by e-mail: ri@natura.net.

São Paulo, June 30, 2020.

Viviane Behar de Castro

Investor Relations Officer

EXHIBIT

EXHIBIT 30-XXXII OF CVM RULING 480

Communication about the capital increase deriving from stock option plan, as approved by the board of directors, pursuant to article 5 of Exhibit 30-XXXIII of CVM Ruling 480

I.       Date of the Shareholders’ Meeting at which the Stock Option Plan was approved

The Company’s shareholders approved at an extraordinary general meeting held on December 13, 2019, the Stock Option Purchase or Subscription Program of the Company, replacing the program originally approved at the extraordinary general meeting of Natura Cosméticos S.A. (“Natura Cosméticos”) held on March 23, 2009; Stock Option Purchase or Subscription Program of the Company, replacing the program originally approved at Natura Cosméticos’ extraordinary general meeting held on February 6, 2015 and as amended at an extraordinary general meeting held on April 12, 2019; Restricted Stock Option Program of the Company, replacing the program originally approved at Natura Cosméticos’ extraordinary general meeting held on February 6, 2015; Stock Option Purchase or Subscription for Strategy Acceleration Program, replacing the program originally approved at Natura Cosméticos’ extraordinary general meeting of Natura Cosméticos held on July 27, 2015; Second Restricted Stock Option Program of the Company, replacing the program originally approved at Natura Cosméticos’ extraordinary general meeting held on November 30, 2017 and as amended at an extraordinary general meeting held on April 12, 2019; Second Stock Option Purchase or Subscription for Strategy Acceleration Program, replacing the program originally approved at Natura Cosméticos’ extraordinary general meeting held on November 30, 2017; Coinvestment Program, replacing the program originally approved at Natura Cosméticos’ extraordinary general meeting held on April 12, 2019; Long-Term Incentive Program (“LTIP”), replacing the program originally approved at Natura Cosméticos’ extraordinary general meeting held on April 12, 2019. The Board of Directors approved on December 13, 2019, the Stock Option Purchase or Subscription Plan of Natura Cosméticos S.A. – Calendar Year of 2013; the Stock Option Purchase or Subscription Plan of Natura Cosméticos S.A. – Calendar Year of 2014; the Stock Option Purchase or Subscription Plan of Natura Cosméticos S.A. – Calendar Year of 2015; the Stock Option Purchase or Subscription Plan of Natura Cosméticos S.A. – Calendar Year of 2016; the Stock Option Purchase or Subscription Plan of Natura Cosméticos S.A. – Calendar Year of 2017; the Stock Option Purchase or Subscription Plan of Natura Cosméticos S.A. – Calendar Year of 2018; the Stock Option Purchase or Subscription Plan of Natura Cosméticos S.A. – Calendar Year of 2019; Restricted Stock Option Plan – Calendar Year of 2016; Restricted Stock Option Plan – Calendar Year of 2017; Restricted Stock Option Plan – Calendar Year of 2018; Restricted Stock Option Plan – Calendar Year of 2019; Stock Option Purchase or Subscription for Strategy Acceleration Plan – Calendar Year of 2015; Stock Option Purchase or Subscription for Strategy Acceleration Plan – Calendar Year of 2016; Stock Option Purchase or Subscription for Strategy Acceleration Plan – Calendar Year of 2017; Restricted Stock Option Plan – Calendar Year of 2018; Restricted Stock Option Plan – Calendar Year of 2019; Stock Option Purchase or Subscription for Strategy Acceleration Plan – Calendar Year of 2018; Stock Option Purchase or Subscription for Strategy Acceleration Plan – Calendar Year of 2019; Long-Term Incentive Plan – Calendar Year of 2019; on January 3, 2020, the Stock Option Avon; and on March 27, 2020, the approval of the terms and conditions of the Coinvestment Plan 2020 – Gross Option; and Coinvestment Plan 2020 – Management (jointly “LTI Plans”).

II.       Capital increase amount and new share capital

As a result of the exercise of options to purchase of shares, the Company’s share capital was increased by R$ 1,245,543.62 (one million, two hundred forty-five thousand, five hundred forty-three Reais and sixty-two cents) between May 7, 2020 to June 30, 2020. Hence, also considering the Private Capital Increase (defined above), whose approval was resolved on this date, the consolidated new share capital of the Company corresponds, on the date of June 30, 2020, to R$6,921,929,771.61 (six billion, nine hundred and twenty-one thousand, seven hundred and seventy-one Reais and sixty one cents).

(c)       Number of Shares issued of each species and class

Within the scope of the LTI Plans, 84,898 (eighty four thousand, eight hundred ninety eight) new registered common shares were issued, without par value, which will be entitled to, in equal conditions with the shares currently issued, all aspects and benefits, including dividends, interest on net equity and eventual compensations that may be distributed by the Company. Hence, also considering the shares issued on the Private Capital Increase (defined above), the total number of registered common shares, without par value, issued by the Company, will be of 1,251,392,669 (one billion, two hundred and fifty-one million, three hundred and ninety-two thousand, six hundred and sixty-nine) registered common shares, without par value, on June 30, 2020.

(d)       Issuance Price of the New Shares

Within the scope of the LTI Plans, the new common shares were issued at the following issuance prices:

•	Stock Options Plan 2016, in the amount of 13,342 shares at the issuance price of R$12.71 per share;

•	Stock Options Plan 2017, in the amount of 29,364 shares at the issuance price of R$12.46 per share; and

•	Stock Options Plan 2018, in the amount of 42,192 shares at the issuance price of R$16,83 per share.

(e)       Closing price of each shares’ types and classes in the markets in which they are traded

(i)       minimum, average and maximum closing price of each year, in the last three (3) years:

	2017	2018	2019
Minimum	R$ 11.30	R$ 13.03	R$ 20.05
Average	R$ 14.43	R$ 16.40	R$ 28.71
Maximum	R$ 17.73	R$ 22.50	R$ 39.85

Historical data adjusted to reflect the share bonus approve at the General Shareholders’ meeting of September 17, 2019, at the rate of 1 new share per 1 common share existing at the base date of September 17, 2019.

(ii)       minimum, average and maximum closing price of each quarter, in the last two (2) years:

	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19*	4Q19	1Q20	2Q20
Minimum	R$ 14.80	R$ 13.03	R$ 13.77	R$ 20.05	R$ 21.93	R$ 27.55	R$ 30.20	R$ 21.25	R$ 23.19
Average	R$ 16.43	R$ 14.42	R$ 18.07	R$ 23.10	R$ 26.42	R$ 31.58	R$ 33.50	R$ 41.26	R$ 35.37
Maximum	R$ 18.90	R$ 15.63	R$ 22.50	R$ 24.94	R$ 30.75	R$ 36.55	R$ 39.85	R$ 50.89	R$ 42.34

Historical data adjusted to reflect the share bonus approve at the General Shareholders’ meeting of September 17, 2019, at the rate of 1 new share per 1 common share existing at the base date of September 17, 2019.

(iii)       minimum, average and maximum closing price of each month, in the last six (6) months:

	Jan/19	Feb/19	Mar/20	Apr/20	May/20	Jun/20
Minimum	R$ 38.33	R$ 44.98	R$ 21.25	R$ 23.19	R$ 32.05	R$ 37.91
Average	R$ 45.01	R$ 48.13	R$ 31.91	R$ 30.97	R$ 34.70	R$ 40.44
Maximum	R$ 49.38	R$ 50.89	R$ 44.81	R$ 36.32	R$ 38.70	R$ 42.34

(iv)       average closing price in the last ninety (90) days, considering June 29, 2020 as a base date: R$35.21 (thirty-five Reais and twenty-one cents) – period of March 31, 2020 to June 29, 2020.

VI.       Potential dilution percentage resulting from the issuance

The dilution percentage of the current shareholders of the Company resulting from the capital increase was of 0.007141%, within the LTI Plans.

* * * * *

Item 2

Minutes of the board of directors meeting held on June 30, 2020, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on June 30, 2020.

 NATURA &CO HOLDING S.A.

National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) No. 32.785.497/0001-97	Publicly-Held Company	State Registration (NIRE) 35.300.531.582

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JUNE 30, 2020

I.       Date, Time and Place: On June 30, 2020, at 4:00 p.m., by conference call.

II.      Call Notice: Waived due to the attendance, by conference call, of all members of the Board of Directors of Natura &Co Holding S.A. (“Company”), under Article 15, second paragraph, of the Company’s Bylaws.

III.     Quorum: All members of the Company’s Board of Directors were in attendance, namely: Guilherme Peirão Leal, chairman of the meeting and co-chairman of the Board of Directors; Antônio Luiz da Cunha Seabra, co-chairman of the Board of Directors; Pedro Luiz Barreiro Passos, co-chairman of the Board of Directors; Roberto de Oliveira Marques, executive chairman of the Board of Directors; Gilberto Mifano, independent director; Carla Schmitzberger, independent director; Fábio Colletti Barbosa, independent director; Jessica DiLullo Herrin, independent director; Ian Martin Bickley, independent director; Nancy Killefer, independent director; W. Don Cornwell, independent director; and Andrew George McMaster Jr., independent director. Mr. Moacir Salzstein, secretary of the meeting, was also present.

IV.     Presiding Board: Mr. Guilherme Peirão Leal presided over the meeting, and invited Mr. Moacir Salzstein to act as secretary.

V.      Agenda: To resolve upon the ratification of: (1) the issuance of new common shares, with no par value, carried out form May 7, 2020 to June 30, 2020, as a result of the exercise call options or subscription of common shares issued by the Company, by the management and employees of the Company, as well as by the management and employees of its subsidiaries, directly or indirectly, participants of the current long-term incentive plans (“Plans”), as authorized pursuant to article 6, paragraph 2, of the Company’s Bylaws; (2) the approval of the Company’s capital increase, within the authorized capital limit, by private subscription, as approved at the Board of Directors’ Meeting held on May 7, 2020 (“Private Capital Increase”); (3) the consignation of the new share capital of the Company as a result of the above; and (4) the authorization to the Company’s management to carry out all acts needed for the implementation of the matters described in items (1), (2) and (3) above.

VI.     Resolutions: After the discussion of the matters included in the Agenda, the Directors unanimously approved, without any reservations:

(1)      in view of the limit of the authorized capital of the Company, as established in article 6 of the Company’s Bylaws, the issuance, without preemptive rights, of 84,898 (eighty four thousand, eight hundred ninety eight) of new nominative common shares, with no par value, at the total payment price of R$ 1,245,543.62 (one million, two hundred forty-five thousand, five hundred forty-three Reais and sixty two cents), subscribed by the Company’s management and employees during the period from May 7, 2020 to June 30, 2020, as a result of the exercise call options or subscription of common shares issued by the Company, by the management and employees of the Company, as well as by the management and employees of its subsidiaries, directly or indirectly, participants of the Plans. The new shares shall be entitled to, in equal conditions of the shares currently issued, all its aspects and benefits, including dividends and eventual capital compensations that may be distributed by the Company as of its date of issuance;

(2)      the approval of Private Capital Increase in the amount of R$2,000,000,000.00 (two billion Reais), within the authorized capital limit, by issuing, for private subscription, 62,500,000 (sixty-two million and five hundred thousand) common shares, all registered, book-entry and with no par value (“Shares”), at the issuance price of R$32.00 (thirty-two Reais) per Share, established pursuant to article 170, paragraph 1, item III, of the Brazilian Corporation Law, as approved at the Board of Directors’ Meeting held on May 7, 2020.

It should be stressed that, a total amount of R$ 6,010,892.10 (six million, ten thousand, eight hundred and ninety two Reais and ten cents) was obtained from the sale in a special auction on the stock exchange for the Company’s benefit, pursuant to article 171, paragraph 7, “b”, in fine, of the Brazilian Corporation Law, of 152,910 (one hundred fifty two thousand, nine hundred and ten) unsubscribed shares after the apportionment of unsubscribed shares at the price of R$ 39.31 (thirty nine Reais and thirty one cents) per share. Out of such amount, R$1,117,772.10 (one million, one hundred and seventeen thousand, seven hundred and seventy two Reais and ten cents), equivalent to R$ 7.31 (seven Reais and thirty one cents) per share, will be allocated to the formation of a capital reserve, in account of goodwill in the subscription of shares, and the remaining as corporate capital.

The Shares to be issued on the Private Capital Increase shall be entitled to, in equal conditions of the shares currently issued, all its aspects and benefits, including dividends, interest on net equity and eventual capital compensations that may be distributed by the Company as of this date, considering that there have been no rights declared since May 7, 2020.

(3)      the consignation, as a result of the resolutions (1) and (2) above, that the Company’s share capital goes from R$4,920,684,227.99 (four billion, nine hundred and twenty million, six hundred and eighty-four thousand, two hundred and twenty-seven Reais and ninety-nine cents), represented by 1,188,807,771 (one billion, one hundred and eighty-eight million, eight hundred and seven thousand, seven hundred and seventy-one) common shares, all registered, book-entry and with no par value, to R$6,921,929,771.61 (six billion, nine hundred and twenty-one million, nine hundred and twenty-nine thousand, seven hundred and seventy-one Reais and sixty one cents), represented by 1,251,392,669 (one billion, two hundred and fifty-one million, three hundred and ninety-two thousand, six hundred and sixty-nine) common shares, all registered, book-entry and with no par value; and

(4)      the authorization to the Company’s management to carry out, at any time, all acts needed for the implementation of the resolutions approved herein, as well as ratified all the acts already carried out by the Company’s management in relation to the matters discussed at this meeting.

(VII)    Closing: Considering the approval of the subject matters mentioned above and having nothing further to discuss, the Chairman thanked everyone for being present and declared the meeting adjourned, but first suspended the meeting so that these minutes could be drafted, which, after being read, discussed and found to be in order, were approved, according to votes cast by e-mails and signed by the board and by the attending board members. São Paulo, June 30, 2020. Board: (aa) Guilherme Peirão Leal, Presidente. Moacir Salzstein, Secretário. Directors: (aa) Antonio Luiz da Cunha Seabra, Guilherme Peirão Leal, Pedro Luiz Barreiros Passos, Roberto de Oliveira Marques, Gilberto Mifano, Fábio Colletti Barbosa, Carla Schmitzberger, Jessica DiLullo Herrin, Ian Martin Bickley, Nancy Killefer, Andrew George McMaster Jr. e W. Don Cornwell.

I hereby certify that these minutes are a true copy of the original transcribed in the Company’s book.

São Paulo, June 30, 2020.

[Signature page of the Minutes of the Board of Directors’ Meeting of Natura &Co Holding S.A., held on June 30, 2020]

__________________________________
Moacir Salzstein Secretary